Exhibit 99.2


[X]  PLEASE MARK VOTES
     AS IN THIS EXAMPLE


-----------------------------------------------------
              FRESENIUS MEDICAL CARE AG
-----------------------------------------------------                     For     Against                     For   Against

                ORDINARY BEARER SHARES                    Resolution 1     **non-voting*     Resolution 4     [ ]     [ ]
                                                                                 *
-----------------------------------------------------
      PLEASE REFER TO THE REVERSE OF THIS CARD
   FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.        Resolution 2    [ ]       [ ]      Resolution 5     [ ]     [ ]
-----------------------------------------------------

CONTROL NUMBER:
                                                          Resolution 3    [ ]       [ ]      Resolution 6     [ ]     [ ]








                                                          Mark box at right if you wish to give a discretionary       [ ]
                                                          proxy to a person designated by the Company. PLEASE NOTE:
                                        _____________     Marking this box voids any other instructions indicated in
Please be sure to sign and date this     Date             the items above.
Voting Instruction Card.
_____________________________________________________     Mark box at right if an address change or comment has been  [ ]
                                                          noted on the reverse of this card.


___ADR Holder sign here_______Co-holder sign here.___

DETACH CARD                                                                                                   DETACH CARD


       TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                     REPRESENTING ORDINARY BEARER SHARES OF
                    FRESENIUS MEDICAL CARE AG (THE "COMPANY")
                             CUSIP NUMBER 358029106

JPMorgan Chase Bank, Depositary (the "Depositary") has received advice that the Ordinary General Meeting (the "Meeting") of Shareholders will be held at the Marriott Hotel Frankfurt, Hamburger Allee 2-10, 60486 Frankfurt am Main, Germany, on Thursday, May 22, 2003, beginning at 10:00 a.m., for the purposes set forth on the Voting Instruction Card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Bearer Shares represented by your American Depositary Receipt(s) ("ADRs") for or against the Resolutions to be proposed, or any of them, at the Meeting, kindly execute the attached Voting Instruction Card and forward it to the Depositary. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, on May 9, 2003. Only the registered ADR holders of record as of the close of business April 14, 2003, will be entitled to execute the attached Voting Instruction Card.

NOTE: All registered holders of ADRs who return the Voting Instruction Card will have their shares blocked at the Depositary until Thursday, May 22, 2003. Banks, Brokers and Nominees must block their ADRs through the Depository Trust Company utilizing the contra-Cusip established by the Depository Trust Company for blocking purposes. Banks, Brokers and Nominees must provide the name, address and phone number of shares held by each underlying beneficial holder on this Voting Instruction Card. For additional instructions Banks, Brokers and Nominees should contact Kent Leonard at (781) 575-4127.

HOLDERS OF ADRs WISHING PHYSICALLY TO CAST THEIR VOTE AT THE GENERAL MEETING MUST FORWARD THEIR REQUEST FOR THE ISSUANCE OF AN ADMISSION TICKET, TOGETHER WITH THEIR ADRs, TO THE DEPOSITARY BY 3:00 P.M. ON MAY 9, 2003. SINCE ONE ADR REPRESENTS ONE-THIRD OF A SHARE, ADMISSION TICKETS WILL ONLY BE ISSUED TO ADR HOLDERS FOR EVERY THREE ADRs OR MULTIPLE THEREOF. HOLDERS OF FEWER THAN THREE ADRs WILL BE ADMITTED AS GUESTS ON APPLICATION.

JPMorgan Chase Bank, Depositary

Dated: April 21, 2003

                            FRESENIUS MEDICAL CARE AG

                             VOTING INSTRUCTION CARD

                         JPMorgan Chase Bank, Depositary
                    P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Bearer Shares of Fresenius Medical Care AG (the "Company"), of record on April 14, 2003, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Bearer Shares of the Company, represented by American Depositary Receipts, registered in the name of the undersigned at the Ordinary General Meeting of Shareholders to be held at the Marriott Hotel Frankfurt, Hamburger Allee 2-10, 60486 Frankfurt am Main, Germany, on Thursday May 22, 2003, beginning at 10:00 a.m., or any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., May 9, 2003, to: JPMorgan Chase Bank, P.O. Box 43062, Providence, RI 02940-5115.


--------------------------------------------------------------------------------
            PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY
                            IN THE ENCLOSED ENVELOPE.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the reverse side. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
--------------------------------------------------------------------------------


HAS YOUR ADDRESS CHANGED?                 DO YOU HAVE ANY COMMENTS?

--------------------------------------    --------------------------------------

--------------------------------------    --------------------------------------

--------------------------------------    --------------------------------------


                                   RESOLUTIONS

     1. Presentation of the approved annual financial statements of Fresenius Medical Care AG for the 2002 fiscal year. Presentation of the annual report on the economic position of Fresenius Medical Care AG for the 2002 fiscal year. Presentation of the report of the Supervisory Board

     2.   Resolution on appropriation of the distributable profit

     3. Resolution to approve the activities of the Management Board during the 2002 fiscal year

     4. Resolution to approve the activities of the Supervisory Board during the 2002 fiscal year

     5.   Selection of the auditor for the 2003 fiscal year

     6.   Resolution on Amendments to the Articles of Association